EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Mutually-Agreed Approval to Conduct Claim as Class Action against Pelephone

Further to the description in the Company's 2012 periodic report with respect to a claim and class action certification motion filed against the subsidiary, Pelephone Communications Ltd. ("Pelephone") on grounds that Pelephone did not notify customers seeking to subscribe to its services while in possession of a device that was not purchased through Pelephone, that they would have only partial reception of one, and not two, frequencies if their device did not support  850MHz, notification is hereby provided that on March 4, 2014, the Company was notified by Pelephone that the Court had certified the claim as a class action. This was further to Pelephone's notice stating its consent (for efficiency reasons) to conduct the claim as a class action, while reserving its arguments.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.